1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

September 18, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey A. Foor, Esq.

Re: The Charles Schwab Family of Funds (File Nos. 033-31894 and 811-05954) (the “Registrant”)

Dear Mr. Foor:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 117 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 118 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on July 24, 2020. PEA No. 117 was made for the purpose of registering Ultra Shares of each of Schwab Government Money Fund, Schwab Treasury Obligations Money Fund, and Schwab U.S. Treasury Money Fund (collectively, the “Funds”), each a series of the Trust. The SEC staff’s comments were provided by you to Gary E. Brooks of Dechert LLP by telephone on September 11, 2020.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 117, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.   Comment: Footnote 1 to each Fund’s “Fund Fees and Expenses” table states that ‘other expenses’ is an estimate based on the expenses the fund’s Ultra Shares expects to incur for its first full fiscal year.” Please supplementally confirm the reason that the other expenses figures will be estimated for Ultra Shares and consider clarifying this disclosure.

Response: The Registrant notes that the other expenses figures will be estimated for Ultra Shares of each Fund because this is a new share class for each Fund with no operating history. Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense information reported in its fees and expenses table on the expenses the fund incurred during its most recent fiscal year. However, Ultra Shares of each Fund have not yet commenced operations and each Fund therefore did not incur expenses with respect to Ultra Shares during the most recent fiscal year. Form N-1A does not provide instructions

September 18, 2020 Page 2

for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should estimate “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. Based on the Registrant’s interpretation of these instructions, the Registrant believes it is reasonable to estimate expenses for each Fund’s Ultra Shares based on the expenses incurred by the Fund’s other share class based on actual operations, as well as any differences in contractual expenses and other expense components between Ultra Shares and the other share class, among other factors taken into account. As a result, the Registrant has not made any changes in response to this comment.

2.

Comment: Due to the ongoing COVID-19 pandemic and related market events that have occurred over the last six months, please consider whether the Funds’ disclosure, including its risk disclosure, adequately addresses how these events have affected, and will continue to affect, the Funds.

Response: The Registrant notes that the Funds have incorporated new disclosure in their “Market Risk” and “Investment Style Risk” tiles in their Prospectus and have incorporated additional disclosure on market disruption risks in their Statement of Additional Information to address how COVID-19 and related market events have affected, and will continue to affect, the Funds. The Registrant believes this risk disclosure provides investors with sufficient information on the risks associated with investing in the Funds resulting from the COVID-19 pandemic.

3.

Comment: Please confirm that, with respect to the expense limitation agreement in place for each Fund’s Ultra Shares, Charles Schwab Investment Management, Inc. (“CSIM”) is not entitled to recoup any previously waived fees or expenses pursuant to the agreement. If CSIM is permitted to recoup previously waived fees or expenses, please supplement the disclosure to clarify this point.

Response: The Registrant confirms that under the expense limitation agreement CSIM is not entitled to recoup any previously waived fees or expenses from prior years.

4.

Comment: The SEC staff notes that the “Fund fees and expenses” tables included in the filing did not incorporate the management fees and other expense information. Please provide supplementally the figures for the “Fund fees and expenses” tables for the SEC staff’s review.

Response: The Registrant notes that the requested figures for the tables are included as Appendix A to this letter.

September 18, 2020 Page 3

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

September 18, 2020 Page 4

Appendix A—Fee Table Information

Schwab® Government Money Fund

Fund Fees and Expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. This table does not reflect any brokerage fees or commissions you may incur when buying or selling fund shares.

Shareholder Fees (fees paid directly from your investment)
Ultra Shares
None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.19
Distribution (12b-1) fees	None
Other expenses[1]	0.01

Total annual fund operating expenses	0.20
Less expense reduction	(0.01)

Total annual fund operating expenses after expense reduction[2]	0.19

[1] “Other expenses” is an estimate based on the expenses the fund’s Ultra Shares expects to incur for its first full fiscal year.

[2] The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Ultra Shares to 0.19% for so long as the investment adviser serves as the adviser to the fund (contractual expense limitation agreement). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.

Schwab® Treasury Obligations Money Fund

Fund Fees and Expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. This table does not reflect any brokerage fees or commissions you may incur when buying or selling fund shares.

Shareholder Fees (fees paid directly from your investment)
Ultra Shares
None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.19
Distribution (12b-1) fees	None
Other expenses[1]	0.01

Total annual fund operating expenses	0.20
Less expense reduction	(0.01)

Total annual fund operating expenses after expense reduction[2]	0.19

[1] “Other expenses” is an estimate based on the expenses the fund’s Ultra Shares expects to incur for its first full fiscal year.

[2] The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Ultra Shares to 0.19% for so long as the investment adviser serves as the adviser to the fund (contractual expense limitation agreement). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.

September 18, 2020 Page 5

Schwab® U.S. Treasury Money Fund

Fund Fees and Expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. This table does not reflect any brokerage fees or commissions you may incur when buying or selling fund shares.

Shareholder Fees (fees paid directly from your investment)
Ultra Shares
None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.19
Distribution (12b-1) fees	None
Other expenses[1]	0.01

Total annual fund operating expenses	0.20
Less expense reduction	(0.01)

Total annual fund operating expenses after expense reduction[2]	0.19

[1] “Other expenses” is an estimate based on the expenses the fund’s Ultra Shares expects to incur for its first full fiscal year.

[2] The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) of the Ultra Shares to 0.19% for so long as the investment adviser serves as the adviser to the fund (contractual expense limitation agreement). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.